SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayers’ ID (CNPJ/MF) 02.808.708/0001-07
Companies Registrar (NIRE) 35.300.157.770

Publicly Held Company

Minutes of the Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – AmBev (the “Company”), held on May 18, 2004, drawn up as a summary:

1. Date, time and venue: On May 18, 2004, at 10:00 a.m., Brazilian time, at the Company’s headquarters, located in the City and State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 4° andar (parte), salas 41e 42, Itaim Bibi.

2. Call Notice: The Call Notice was published in “Diário Oficial do Estado de São Paulo” (Official Press), on April 15, 16 and 17, on pages 41, 14 and 17, respectively, and in “Gazeta Mercantil” – National Edition, on April 15, 16 and 19, on pages A-15, A-6 and A-13, respectively.

3. Attendance: Shareholders representing more than 86% of the Company’s voting capital and shareholders representing more than 18% of the Company’s preferred shares, as evidenced by signatures in the “Shareholders’ Attendance Book”. The Co-Chairman of the Board of Directors, Mr. Victório Carlos De Marchi, and the Member of the Audit Committee, Mr. José Fiorita, according to provisions stated in the Law, also attended the meeting.

4. Board of the Meeting: Chairman, Mr. Victório Carlos De Marchi, and Secretary, Mr. Paulo Cezar Aragão.

5. Deliberations: The following decisions were taken by shareholders representing the majority of the Company’s voting capital present to the meeting:

5.1. To authorize that the minutes regarding this Extraordinary Shareholders’ Meeting are drawn up as a summary, as well as, its publication without the signatures of attending shareholders, in accordance with provisions of Article 130 of Law 6,404/76.

5.2. To approve the Protocol and Justification (the “Protocol and Justification”) of the Incorporation, by the Company, of Labatt Brewing Canada Holding Ltd, company constituted under the laws of Bahamas, with headquarters located at Fort Nassau Centre, Marlborough Street, P.O. Box N-4875, Nassau (the “Labatt Holding”). Such incorporation already received a favorable opinion from the Company’s Audit Committee on April 13, 2004 by the majority of the votes, being such opinion attached to these minutes as Annex I, emphasizing that, according to CVM (SEC) instructions, referring to the presentation of the opinions including the shareholders’equity valuation of both companies, Ambev and Labatt Holding, at market prices, the approval of the Protocol and Justification, regarding the issue mentioned in item I of Article 244 of above-mentioned law, is made by referendum of the second Extraordinary Shareholders’ Meeting of the Company, which will definitely deliberate about the incorporation pursuant to the Third Paragraph of Article 277 of such Law, effecting the Company’s capital increase that will be subscribed by Labatt Holding’s administrators, upon the transferal of this company’s equity, by the votes of common shares holders attending the meeting, excluding the votes of the following shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Capital Guardian Emerging Markets Equity Master Fund, Emerging Markets Growth Fund Inc., Capital International Emerging Markets Fund, Philips Eletronics N. A. Corporation Master Ret Trust, Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trust, MLC Limited e SSGA Emerging Markets Fund and with the abstention from voting by the following shareholders Fundação Banco Central de Previdência Privada – CENTRUS and Classe A Fundo de Investimentos em Ações, Dynamo Cougar Fundo Mútuo de Investimentos em Ações – CL, Dynamo Puma Fundo de Investimentos em Ações – CL and Lumina Fundo de Investimentos em Ações.

5.3. To authorize the Company’s management to hire the company that will proceed the valuation of the Company’s and Labatt Holding’s shares net worth at market prices, according to the same criteria and on the same date, pursuant to the dispositions of Article 264 of Law 6,404/76, for purposes of comparing such values with the substitution ratio adopted in the Protocol and Justification, establishing that this information, as soon as available, will be announced to shareholders, without affecting the final deliberation about the issue mentioned in Article 224, item I, of the same Law, which is the object of the Protocol in the second shareholders’ meeting to be held, by the votes of common share holders attending the meeting, excluding the votes of the following shareholders: Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Capital Guardian Emerging Markets Equity Master Fund, Emerging Markets Growth Fund Inc., Capital International Emerging Markets Fund, Philips Eletronics N. A. Corporation Master Ret Trust, Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trust, MLC Limited and SSGA Emerging Markets Fund and the abstention from voting by the following shareholders Fundação Banco Central de Previdência Privada – CENTRUS and Classe A Fundo de Investimentos em Ações, Dynamo Cougar Fundo Mútuo de Investimentos em Ações – CL, Dynamo Puma Fundo de Investimentos em Ações – CL and Lumina Fundo de Investimentos em Ações.

5.4. To ratify the hiring of the expert company APSIS Consultoria Empresarial S/C Ltda, with headquarters located in the city and state of Rio de Janeiro, at Rua São José, 90, sala 1.802 B, Centro, CEP 20010-020, Corporate Taxpayers’ Identification (CNPJ/MF) 27.281.922/0001-70, previously made by the Company’s management, to proceed the valuation, at book value, of Labatt Holding shareholders’ equity, to be transferred to the Company, and then, to prepare the respective valuation report, which should be definitely approved in the Company’s Annual Shareholders’ Meeting called pursuant to the dispositions of the Third Paragraph of Article 227 of Law 6,404/76, in order to finally deliberate about the incorporation, by the votes of common share holders attending the meeting, excluding the votes of the following shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Capital Guardian Emerging Markets Equity Master Fund, Emerging Markets Growth Fund Inc., Capital International Emerging Markets Fund, Philips Eletronics N. A. Corporation Master Ret Trust, Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trust, MLC Limited and SSGA Emerging Markets Fund and with the abstention from voting by the following shareholders Fundação Banco Central de Previdência Privada – CENTRUS and Classe A Fundo de Investimentos em Ações, Dynamo Cougar Fundo Mútuo de Investimentos em Ações – CL, Dynamo Puma Fundo de Investimentos em Ações – CL and Lumina Fundo de Investimentos em Ações.

5.5. To change the Third Paragraph of Article 40 of the Company’s Bylaws, that relates to the allocation of the net income obtained in the period, in order to increase from 27.5% (twenty-seven point five per cent) to 35% (thirty-five per cent) of the adjusted net income the minimum mandatory dividend to be paid to shareholders in each period, with the abstention from voting by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI:

“Third Paragraph – The allocation of the net income in the period, obtained after deductions mentioned in above paragraphs, will be as follows:

a)	5% (five per cent) for statutory reserve, up to a limit of 20% (twenty per cent) of paid-in capital stock or up to the limit mentioned in the First Paragraph of Article 193, of Law 6,404/76;

b)

from the net income in the period, obtained after the deduction stated in item “a” of this Article and adjusted according to the dispositions of Article 202 of Law 6,404/76, 35% (thirty-five per cent) will be allocated for the payment of the mandatory dividend to all its shareholders;

c)

an amount corresponding to not less than 5% (five per cent) and not more than 61.75% (sixty-one point seventy-five percent) of the net income will be allocated for the constitution of the Investment Reserve, aiming to finance the expansion of activities performed by the Company and its subsidiaries, through the subscription of capital increases or creation of new projects.”

5.6. To authorize the Company’s management to perform all necessary actions to implement the deliberations taken in this meeting.

6. Approval and Closing: Having no further business to discuss, these minutes were drawn up, read, approved and signed by the members of the Board and by attending shareholders.

7. Shareholders’ signatures: Empresa de Administração e Participações S/A – ECAP , represented by Paulo Cezar Aragão; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência , represented by José Heitor Attílio Gracioso and Roberto Herbster Gusmão; Braco S.A ., represented by Aloysio Meirelles de Miranda Filho; Instituto AmBev de Previdência Privada , represented by Luciana Lima da Silva; The Bank of New York , represented by Maria Aparecida Simionato; Caixa de Previdência dos Funcionários do Banco do Brasil , represented by Marcos Paulo Félix da Silva; Fundação Banco Central de Previdência Privada-Centrus , represented by Suzana Ferreira Lopes de Oliveira; Otto Georges Guillaume Prufer and Irmgard Elisabeth , represented by Philippe Prufer; Victorio Carlos De Marchi ; Philippe Prufer ; José Heitor Attílio Gracioso ; José de Maio Pereira da Silva ; John Richard Lewis Thompson ; Diniz Ferreira Baptista; Iramaia Agropecuária Ltda; José Antônio Mourão; Gilberto Romanato; Clóvis Eduardo A.A. Macedo and Tobias Cepelowicz , represented by Samuel Mac Dowel de Figueiredo; Banco Itaú – BBA S/A , represented by Camilla Gomes Nogueira Cortez; Ary Waddington ; Ricardo Cholbi Tepedino ; Daniella Maria Neves Reali Fragoso ; Maria Cecília S. Sampaio Geyer , represented by Walter Lobo Guimarães; Hans Heinrich Kunning , represented by Ary Waddington; Paulo Cezar Aragão ; José Fiorita ; Monique Mesquita Mavignier de Lima ; Concórdia Valor Fundo de Investimento em Ações , represented by Andrés Taihei Fuentes Kikuchi; Brazilian Securities (Netherlands) B.V ., represented by Alexandre Salfatis; Roberto Hebster Gusmão ; Silvio José Morais ; Classe A Fundo de Investimentos em Ações; Dynamo Cougar Fundo Mútuo de Investimentos em Ações – CL ; Dynamo Puma Fundo de Investimentos em Ações – CL and Lumina Fundo de Investimentos em Ações , represented by Fabrício Fortuna Avino; Capital Guardian Emerging Markets Equity Master Fund; Emerging Markets Growth Fund Inc.; Capital International Emerging Markets Fund; Philips Eletronics N. A. Corporation Master Ret Trust; Capital Guardian Emerging Markets Equity Fund For Tax Exempt Trust; MLC Limited and SSGA Emerging Markets Fund , represented by Ricardo José Martins Gimenez; S-Braco Participações S.A. , represented by Aloysio Meirelles de Miranda Filho.

São Paulo, May 18, 2004

Victorio Carlos De Marchi
Chairman

Paulo Cezar Aragão
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.